Exhibit 107

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

(Exact name of registrant as specified in its charter)

Table 1 — Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$16,387,500.00	$110.20 per $1,000,000	$1,805.90
Fees Previously Paid
Total Transaction Valuation
Total Fees Due for Filing			1,805.90
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			1,805.90

The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 17,250,000 warrants for a purchase price of $0.95 per Warrant, for a transaction valuation of $16,387,500.